Sports & Health Tech Acquisition Corporation

7004 Tavistock Lakes Blvd, Suite 132

Orlando, FL 32827

VIA EDGAR

January 11, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Sports & Health Tech Acquisition Corporation Request to Withdraw Registration Statement on Form S-1 File No. 333-262153

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Sports & Health Tech Acquisition Corporation (the “Company”) respectfully requests the Company’s Registration Statement on Form S-1 (File No. 333-262153), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on January 13, 2022, be withdrawn, effective as of the date hereof or at the earliest practical date thereafter. The Company is withdrawing the Registration Statement because it no longer plans to pursue the public offering described therein. The Commission has not declared the Registration Statement effective under the Act, and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that, in accordance with Rule 457(p) of the Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you require any additional information, please contact Gregg A. Noel, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-4500.

Very truly yours,

By:	/s/ Andrew White
Andrew White
Chief Executive Officer

cc:	Joel L. Rubinstein, Esq. Elliott M. Smith, Esq. White & Case LLP